UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number:
001-35404

EMX ROYALTY CORPORATION

(Exact name of registrant as specified in its charter)

905 - 815 W. Hastings St.,

Vancouver, BC

Canada V6C 1B4

(604) 688-6390

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of EMX Royalty Corporation, no par value
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Shares of EMX Royalty Corporation: One (1) *

* Effective November 13, 2025, EMX Royalty Corporation (the “Registrant”) and Elemental Royalty Corporation (formerly known as Elemental Altus Royalties Corp., “Elemental”) completed a court-approved statutory plan of arrangement under the Business Corporations Act (British Columbia) pursuant to which Elemental acquired all of the issued and outstanding common shares of the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, EMX Royalty Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EMX Royalty Corporation

Date: December 8, 2025	By:	/s/ David Gossen
Name: David Gossen
Title: President